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                                                                      EXHIBIT 20


CONTACT: Colin C. Blair
         Chief Financial Officer & Treasurer
         (508) 991-2703


                              FOR IMMEDIATE RELEASE

                       PEOPLE'S BANCSHARES, INC. ANNOUNCES
                     RESIGNATION OF CHIEF EXECUTIVE OFFICER


     BROCKTON, MA - NOVEMBER 27, 1996. People's Bancshares, Inc. announced today that John A. Williams will resign as President and Chief Executive officer of the Company and its subsidiary Bank, People's Savings Bank of Brockton, effective December 6, 1996.

     The Company will conduct a search for Mr. Williams' replacement as President and Chief Executive Officer. While the search is being completed, Colin C. Blair, the Company's Chief Financial Officer, will be the senior executive officer.

     In connection with Mr. Williams' resignation, the Company expects to take a one time after tax charge to earnings of approximately $180,000, or $.05 per share, in the fourth quarter of 1996.

     People's maintains fourteen banking locations in Southeastern Massachusetts. Its total assets at September 30, 1996 were $513 million. People's trades on NASDAQ under the symbol "PBKB."